RBC PROVIDES INFORMATION ON FOURTH QUARTER RESULTS

Canada's largest bank maintains strong financial position

TORONTO, November 24, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today announced that it expects net income for the fourth quarter ended October 31, 2008 to be approximately $1.1 billion (down 15% from $1.3 billion a year ago), which reflects business performance and the items described below. RBC expects its Tier 1 capital ratio to be approximately 9.0 per cent.

Note that RBC is in the process of preparing its fourth quarter results, and the information in this release is based on current estimates and assumptions and may change. RBC will release its fourth quarter and fiscal 2008 results on December 5, 2008. Details on how to access our results are provided at the end of this release.

"These are challenging times, with extreme volatility in the global financial markets and an uncertain outlook," said Gord Nixon, RBC's president and CEO. "However, RBC continues to be in a strong financial position. We are focused on prudently managing our balance sheet, while continuing to provide our clients with excellent financial advice and service."

RBC's fourth quarter earnings are expected to include the following items:

  Earnings reduced due to certain items relating to the market environment totaling approximately $360 million ($670 million of losses before tax and related compensation adjustments), as described below:

- Losses on held-for-trading securities: Approximately $645 million of losses on held-for-trading securities, primarily in Capital Markets. In addition, consistent with recent amendments to Canadian generally accepted accounting principles, we reclassified most of our U.S. auction rate securities and U.S. agency and non-agency mortgage-backed securities from held-for-trading to available-for-sale. This reclassification is effective August 1, 2008. Accordingly, any unrealized changes in the fair value of these securities will not be reflected in our fourth quarter earnings.

- Other-than-temporary impairment: Approximately $355 million of losses on available-for-sale securities, as a result of other-than-temporary impairment or sale.

- Gain on RBC credit spread: Approximately $330 million gain on the change in fair value of RBC's liabilities designated as held-for-trading as a result of our credit spreads widening over the fourth quarter.

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  Earnings increased due to a reduction in the estimated provision for our outstanding Enron Corp. related litigation of US$450 million, or approximately $540 million ($250 million after tax and related compensation adjustments). Continuing positive developments, including a number of recent U.S. court decisions, have materially affected our assessment of the probability of loss and altered our estimate of any potential loss. We considered these developments with our external advisors and concluded that maintaining this litigation provision at its prior level is no longer supportable. We will continue to vigorously defend ourselves in these cases and will exercise our judgment in resolving them.

In addition, RBC expects its provision for credit losses for the fourth quarter to be approximately $620 million (compared to $334 million in the third quarter). This includes an increase in the specific provision of approximately $150 million, primarily reflecting deterioration in U.S portfolios and the foreign exchange impact of the depreciation of the Canadian dollar compared to the U.S. dollar, and an increase in the general provision of approximately $135 million. We reassess our general provision on a quarterly basis and increased it in the fourth quarter to reflect portfolio growth and weaker credit quality metrics over prior periods.

RBC will release its fourth quarter and fiscal 2008 results on December 5, 2008. Information related to RBC's financial results will be available at: www.rbc.com/investorrelations. A conference call is scheduled for December 5 at 1:30 p.m. (EST) and will feature a presentation by RBC executives. Investors are invited to submit questions by email to invesrel@rbc.com. Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 1:20 p.m. and 1:25 p.m. (EST).

Speaker's notes will be posted on RBC's website shortly following the call. Also, a recording will be available by 5:00 p.m. on December 5 until February 28, 2009 at www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 326576#).

For further information, please contact:

Media contact:
Katherine Gay, VP & Head, Corporate Communications (416) 974-6286, katherine.gay@rbc.com

Investor contact:
Marcia Moffat, VP & Head, Investor Relations (416) 955-7803, marcia.moffat@rbc.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to our fourth quarter net income and Tier 1 capital, as well as statements with respect to losses on held-for-trading and available-for-sale securities, gains on liabilities designated as held-for-trading, reduction in Enron Corp. related litigation provision, and provision for credit losses. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at the date of this release and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "believe," "expect," "estimate" and similar expressions of future or conditional verbs such as "will," "may," "should" or "would". By their very nature, forward-looking statements require us to make assumptions, and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and other forward looking information, including statements about our fourth quarter 2008 earnings will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements.

These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk management sections in our Third Quarter 2008 Report to Shareholders and in our 2007 Annual Report to Shareholders; the impact of the market environment, including the impact from the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and capital ratios, and implement effective risk management procedures; general business and economic conditions in Canada, the United States, and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect our results. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in our Third Quarter 2008 Report to Shareholders and in our 2007 Annual Report.